Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

December 21, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 20, 2021The Nasdaq Stock Market (the "Exchange") received from SciSparc Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, no par value

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,